644 East Beaton Drive
West Fargo, North Dakota 58078
Phone: (701) 356-0130
Fax: (701) 356-0139

February 17, 2026

VIA EDGAR CORRESPONDENCE

Ms. Ta Tanisha Meadows
Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F. St., N.E.
Washington, D.C. 20549

Re:    Titan Machinery Inc.
    Form 10-K for the Fiscal Year Ended January 31, 2025
    Filed April 7, 2025
    File No. 1-33866

Dear Ms. Ta Tanisha Meadows

Titan Machinery Inc. (the “Company”) has set forth below its responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (“Commission”) in its letter dated January 22, 2026, regarding the Company’s Annual Report on Form 10-K for the fiscal year ended January 31, 2025, as filed with the Commission on April 7, 2025.

In order to facilitate the Staff’s review, the Company has repeated the Staff’s comments below in bold text. The Company’s responses follow the repeated comment.

Management's Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies and Use of Estimates Goodwill, page 39

1.Please provide information for investors to assess the probability of future goodwill impairment charges. For example, please disclose whether your reporting units are at risk of failing the quantitative impairment test or that the fair value is substantially in excess of carrying value and is not at risk of failing. If a reporting unit is at risk of failing, you should disclose:
•the percentage by which fair value exceeded carrying value at the date of the most recent test;
•a more detailed description of the methods and key assumptions used and how the key assumptions were determined;

Ms. Ta Tanisha Meadows

February 17, 2026

•a discussion of the degree of uncertainty associated with the assumptions; and
•a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Company Response:

We acknowledge the Staff’s comment. In response thereto, we advise the Staff that in our presentation in future filings, commencing with the next 10-K filing, we will disclose if the fair value of a reporting unit substantially exceeds carrying value and is not at risk of failing, or if the fair value of a reporting unit does not substantially exceed the carrying value of the reporting unit, we will include the following disclosures:
•the percentage by which fair value exceeded carrying value at the date of the most recent test;
•a more detailed description of the methods and key assumptions used and how the key assumptions were determined;
•a discussion of the degree of uncertainty associated with the assumptions; and
•a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

If the Staff has any questions regarding any of the Company’s responses as set forth in this letter, please contact me via phone at (701) 356-0130 or via email at Bo.Larsen@titanmachinery.com.

Very truly yours,

Titan Machinery Inc.

By:     /s/ Robert Larsen
Name:    Robert Larsen
Title:    Chief Financial Officer

cc.    Adam Phippen
    Securities and Exchange Commission

    Matthew Powlish, Controller
    Titan Machinery Inc.